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SEC FILE NUMBER
8-24931

SEC Mail Processing
MAR 02 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AlphaMax Distributors, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 Prospect Suite 400
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Galligan	(303) 619-6909	peter.galligan@altegris.c
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd. Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Mathew Osborne, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AlphaMax Distributors L.L.C., as of December 31, 22022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Manager

[signature]
Notary Public

CHARLOTTE MITCHELL
Notary Public - California
San Diego County
Commission # 2389823
My Comm. Expires Feb 4, 2026

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 23 day of FEB, 20 23,
Date *Month* *Year*
by

(1) Matthew C. Osborne

(and (2) — N/A —),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CHARLOTTE MITCHELL
Notary Public - California
San Diego County
Commission # 2389823
My Comm. Expires Feb 4, 2026

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document Annual Report

Title or Type of Document: Form X 17A-5 Part III

Document Date: 12/31/2022 Number of Pages: 2

Signer(s) Other Than Named Above: —

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AlphaMax Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AlphaMax Distributors, LLC (the "Company") as of December 31, 2022, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as AlphaMax Distributors, LLC's auditor since 2020.

Denver, Colorado
February 27, 2023

AlphaMax Distributors, L.L.C.

Statement of Financial Condition

December 31, 2022

Assets	
Cash	$ 152,324
Accounts receivable	52,146
Due from related parties	3,297
Prepaid expenses	29,102
Total assets	$ 236,869
Liabilities and member's equity	
Liabilities:	
Due to related parties	48,796
Accrued expenses	31,292
Total liabilities	80,088
Member's equity:	
Additional paid-in capital	415,170
Accumulated deficit	(258,389)
Total member's equity	156,781
Total liabilities and member's equity	$ 236,869

See accompanying notes to financial statements.

AlphaMax Distributors, L.L.C.

Statement of Operations

Year Ended December 31, 2022

Revenue:		
Commission revenue	$	481,096
Other income		
Total revenue		481,096
Expenses:		
Asset-based expenses		2,984
Employee compensation		36,150
Professional fees		57,980
Travel and entertainment		817
Marketing expenses		1,004
Subscriptions and association dues		50,844
Rent and related expenses		17,672
Expense assessment		60,288
Other expenses		(211)
Total expenses		227,529
Net Income	$	253,567

See accompanying notes to financial statements.

AlphaMax Distributors, L.L.C.

Statement of Changes in Member's Equity

Year ended December 31, 2022

	Additional paid-in capital	Accumulated deficit	Total member's equity
Balance at January 1, 2022	$ 652,081	$ (511,955)	$ 140,126
Capital contributions	-	-	-
Capital distributions	(236,911)	-	(236,911)
Net Income	-	253,567	253,567
Balance at December 31, 2022	$ 415,170	$ (258,388)	$ 156,782

See accompanying notes to financial statements.

AlphaMax Distributors, L.L.C.

Statement of Cash Flows

Year ended December 31, 2022

Operating activities		
Net Income	$	253,567
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in certain assets and liabilities:		
Accounts receivable		(42,320)
Due from related parties		2,281
Prepaid expenses		5,577
Refundable deposits		-
Commission payable		(19,315)
Accounts payable		(306)
Due to related party		5,200
Accrued expenses		(43,901)
Net cash provided by operating activities		160,783
Financing activities		
Capital distributions		(236,911)
Net cash used in financing activities		(236,911)
Net decrease in cash:		(76,128)
Cash, at beginning of year		228,452
Cash, at end of year		152,324

See accompanying notes to financial statements.

1. Organization and Business

Altegris Investments, Inc. was incorporated on June 19, 1975. On December 31, 2014, Altegris Investments, Inc. was converted from an Arkansas corporation to a Delaware limited liability company and its registered name changed to Altegris Investments, L.L.C. (the Company or Altegris Investments). During the period from January 1, 2020 through December 31, 2020, the Company was wholly owned by AqGen Liberty Management I, Inc. (ALMI) (the Parent), which was acquired by Artivest Holdings, Inc. (Artivest Holdings) on June 1, 2018. On August 26, 2020 and February 12, 2021 Artivest Holdings and ALMI completed transactions to sell certain assets and management rights owned by affiliates of the Company to an unrelated third party. Also, on February 12, 2021, Artivest Holdings and ALMI closed on a sale of Altegris Investments L.L.C. to AV5 Acquisition, LLC and Continuum Capital Managers LLC. Subsequent to February 12, 2021, the Company changed its name to Altegris Distributors LLC. On December 28, 2021, The owners of Altegris Holdings LLC. and Altegris Distributors LLC assigned their ownership interest of Altegris Holdings LLC and Altegris Distributors LLC to Better Outcomes LLC. At the time of the assignment the name of the Altegris Distributors LLC was changed to AlphaMax Distributors, LLC. On February 18, 2022, Better Outcomes, LLC sold approximately 66% of the interest in AlphaMax Capital LLC, the parent company of the AlphaMax Distributors LLC, to certain unrelated parties. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). Its primary activity is marketing alternative investment funds, including alternative strategy public funds.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the sale of alternative investments, mutual funds, and privately offered hedge funds and commodity funds. The Company does not maintain a special account for the exclusive benefit of customers for its sales of securities issued by private funds or a public, continuously-offered closed-end fund and, under Rule 15c3-3(c) Footnote 74, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements as changes occur.

Accounts Receivable and Due from Related Parties

Accounts receivable and due from related parties represent commissions receivable from marketing privately offered commodity funds, privately offered mutual funds, third-party funds and expense reimbursements from related parties and are carried at their estimated collectible amounts. Management assessed the collectability of these accounts and determined that no allowance for doubtful accounts was needed as of December 31, 2022. The Company had no write-offs of any accounts receivable and due from related parties in the year then ended.

Revenue Recognition

The Company and its affiliates have entered into selling agent agreements with various funds for which affiliates of the Company are sponsors, general partners, or advisors, as well as funds for which unrelated third parties are sponsors, general partners, or advisors. The Company receives compensation according to the specific terms of each agreement. Depending on the specific terms of each agreement, such compensation may be paid by the fund, sponsor, general partner, or advisor and may primarily consist of front-end sales commissions, continuing trailing sales commissions, distribution and servicing fees, and/or a percentage of the sponsor/general partner fees allocable to interests sold by the Company.

Pursuant to certain wholesaling, selling, and support services agreements with its affiliates, the Company recognizes commission revenue which consists of front-end sales commissions, continuing trailing sales commissions, distribution and servicing fees, and/or a percentage of sponsor/general partner fees as earned.

During the year ended December 31, 2022, the Company recorded revenue as follows:

Revenue Type		
Wholesaling and selling agreements with Altegris Advisors	$	79,007
Wholesaling and selling agreement with a third-party Broker Dealers		402,089
Total	$	481,096

The Company enters into arrangements other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The above amounts are primarily billed and collected on a monthly basis for services performed which primarily consists of supporting the offer, sale and servicing of funds advised by Altegris Advisors, L.L.C. (Altegris Advisors), an affiliate of the Company, or other third-party funds during the month for which the revenue is recorded pursuant to existing contracts. There were no significant judgments made in applying this standard that affect the determination of the amount and timing of revenue recognition and there were no remaining performance obligations for the revenue recorded during 2022.

During 2022, the company entered into an agreement with a third-party Broker Dealer by which the third party will wholesale certain affiliate mutual funds and other third party funds and remit a net commission to the Company. The Company recorded revenue from wholesaling fees in the amount of $402,089 which is included in commission revenue on the accompanying statement of operations.

Asset-based Expenses

For services rendered such as qualifying investors for private funds for which affiliates of the Company are sponsors, general partners, or advisors, as well as funds for which unrelated third parties are sponsors, general partners, or advisors, the Company incurs expenses which are based

on investors' capital account balances. The Company also incurs certain distribution-related expenses related to the public open-end mutual funds for which an affiliate of the Company is the advisor.

Employee Compensation

Employee compensation primarily includes base salaries, sales commissions, incentive compensation, and other employee benefits, which are expensed as incurred. Sales commission includes a variable net sales commission based on an estimated percentage of the net revenue earned by the Company by each salesperson and Altegris Advisors and a new account open bonus.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's income and expense will ultimately be included in the federal and state income tax returns of Better Outcomes LLC on December 31, 2022. Tax year 2019 is the earliest tax year open to examination by the major tax jurisdictions to which the Company is subject. There were no tax years under examination by major tax jurisdictions as of December 31, 2022. As of December 31, 2022, management determined that all benefits associated with positions taken for income tax purposes would more likely than not be sustained upon review by the taxing authorities and therefore has not recorded a liability for unrecognized tax benefits. There were no uncertain tax positions recognized by the Company at December 31, 2022. This is not expected to change significantly during the next 12 months.

3. Related-Party Transactions

The Company entered into an expense allocation agreement with Altegris Services, L.L.C. (Altegris Services), an affiliate of the Company, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by Altegris Services in support of operations of the Company or the financial products the Company recommends. These expenses generally consist of marketing, legal, rent, travel, and other general and administrative services. For the year ended December 31, 2022, total allocated expenses from Altegris Services to the Company were $21,674.

Effective February 18, 2022, the Company entered into an affiliate shared services agreement with Altergis Services, whereby the Company shall pay a shared services fee of $10,000 a month to cover expenses such as administrative, accounting, professional and operational support in addition other general expenses such as legal, rent, technology and other administrative expenses to support the company. This agreement replaces the allocation agreement mentioned above. The company is still responsible to make sure that the services fee is adequate to cover the actual fees

the Company would have incurred under the allocation agreement. For the year ended December 31, 2022, total shared service fees were $100,021.

At December 31, 2022, the related party payable to Altegris Services in connection with shared services and direct expenses was $36,110.

Pursuant to a fifth amended wholesaling agreement in respect of privately offered hedge funds and commodity pools entered into by the Company and Altegris Advisors, an affiliate of the Company, the Company agrees to wholesale interests of each privately-offered fund managed by Altegris Advisors and provides support services to Altegris Advisors. As such, the Company shall earn compensation of an amount equal to a specified percentage of gross general partner management fee and administrative fee revenue of Altegris Advisors that is attributable to the private funds managed by Altegris Advisors. Pursuant to a first amended consolidated selling agreement among the Company, Altegris Advisors, and each of the privately offered funds for which Altegris Advisors serves as general partner and/or sponsor. Altegris Advisors agrees to pay the Company, which acts as the selling agent of each privately-offered fund, a specified percentage of gross revenue of Altegris Advisors that is attributable to the private funds managed by Altegris Advisors. For the year ended December 31, 2022, the Company recognized $2,799 in revenue under the wholesaling agreement and the consolidated selling agreement which is included in commission revenue on the accompanying statement of operations.

Pursuant to the first amended support services agreement in respect of mutual funds and commodity pools, and a fourth amended support services agreement in respect of a public, continuously-offered closed-end fund between the Company and Altegris Advisors, the Company shall earn compensation in an amount equal to a percentage of gross advisory fee revenue of Altegris Advisors that is attributable to the public funds advised by Altegris Advisors. For the year ended December 31, 2022, the Company recognized $79,007 under the mutual funds second amended support services agreement, which is included in commission revenue on the accompanying statement of operations.

As a selling agent of various mutual funds advised by Altegris Advisors, the Company incurs distribution costs, recognizes Class A underwriter credit, and reaches a net balance due to Northern Lights Distributors, LLC (NLD), the underwriter to various mutual funds advised by Altegris Advisors. Altegris Advisors, on behalf of various mutual funds it advises, advances certain expenses on behalf of the mutual funds that qualify for payments using 12b-1 fees made to certain clearing firms, and results in a balance due from NLD. In practice, NLD nets the amount due from the Company with the amount due to Altegris Advisors and pays a net balance to the Company as its monthly settlement process. As such, the Company transfers the 12b-1 balance due to Altegris Advisors from NLD to Altegris Advisors on a monthly basis. For the year ended December 31, 2022, the Company transferred $90,889.53 to Altegris Advisors. As of December 31, 2022, there existed an accounts receivable amount of $3,297 and a related party payable of $11,139.

4. Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2022, the Company had net capital and net capital requirements of $72,236 and $5,339 respectively, and the Company's net capital ratio (aggregate indebtedness to net capital) was 1.11 to 1.

5. Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, due from related parties, prepaid expenses, accounts payable, commissions payable, and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

6. Contingencies

Currently, management is not aware of any pending or threatened legal actions against the Company. In the future, the Company may become subject to such legal actions, which arise in the normal course of business. The Company expenses legal fees as incurred.

7. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk. The Company records transactions on a trade-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2022 settled in a timely manner and resulted in no exposure to unsettled transactions as of December 31, 2022.

8. Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 27, 2023, the date the financial statements were issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified.

Supplementary Information

AlphaMax Distributors, L.L.C.

Schedule I – Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2022

Credit:		
Member's equity	$	156,782
		156,782
Debits:		
Nonallowable assets:		
Accounts receivable		52,146
Due from related parties		3,297
Prepaid expenses		29,101
Total debits		84,545
Net capital		72,237
Minimum requirements of 6.67% of aggregate indebtedness, or SEC requirement of $5,000, whichever is greater		5,339
Excess net capital	$	66,898
Aggregate indebtedness:		
Accounts payable	$	--
Due to related parties		48,796
Commission Payable		-
Accrued expenses		31,292
Total aggregate indebtedness	$	80,088
Ratio of aggregate indebtedness to net capital		1.11

Note: There are no material differences between the amended unaudited Part IIA of Form X-17a-5 as of December 31, 2022 filed January 26, 2023 and the computation of net capital above.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AlphaMax Distributors, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) AlphaMax Distributors, LLC (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the period from January 1, 2022 through December 31, 2022 without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
February 27, 2023

AlphaMax Distributors, L.L.C.

EXEMPTION REPORT

For the Year Ended December 31, 2022

AlphaMax Distributors L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company had no obligations under 17 C.F.R. §240.15c3-3 because the Company identified the provisions of footnote 74 under which the Company is not required to claim and exemption from 17 C.F.R. §240.15c3-3. The Company met the identified provisions of footnote 74 for the period from January 01, 2022, through December 31, 2022, without exception. The Company's management is responsible for compliance with footnote 74 and its statements.

Matthew C. Osborne

Manager

February 6, 2023

AlphaMax Distributors, L.L.C.

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022

The Company is exempt from Rule 15c3-3 under Rule 15c3-3(c) under the provision of Footnote 74 for the period beginning January 1, 2021 through December 31, 2022.

The Company, as a broker-dealer, carried no margin accounts, promptly transmitted all customer funds and securities received, and did not otherwise hold or owe money or securities to customers.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Matthew Osborne CEO

AlphaMax Distributors, L.L.C.

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022

The Company is exempt from Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemptive provisions.

The Company is exempt from Rule 15c3-3 under Rule 15c3-3(c) under the provision of Footnote 74 for the period beginning January 1, 2022 through December 31, 2022.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Matthew Osborne CEO